Exhibit 99.1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: 306-956-6200 Fax: 306-956-6201

Production resumes at JV Inkai

Saskatoon, Saskatchewan, Canada, January 27, 2025 . . . . . . . . . . . . . .

Cameco (TSX: CCO; NYSE: CCJ) was informed by our partner, National Atomic Company Kazatomprom JSC (Kazatomprom), and Joint Venture Inkai LLP (JV Inkai) that the Inkai operation has resumed production.

Cameco and Kazatomprom are now working with JV Inkai to determine the impact of the production suspension on the operation’s 2025 production plans.

Kazatomprom holds a 60% interest in JV Inkai, while Cameco owns a 40% share.

Caution about forward-looking information

This news release includes statements and information about our expectations for the future, which we refer to as forward-looking information. Forward-looking information is based on our current views, which can change significantly, and actual results and events may be significantly different from what we currently expect. Examples of forward-looking information in this news release include: the impact of the production suspension on the operation’s 2025 production plans.

Material risks that could lead to different results include: complexity and uncertainty in the application, interpretation and enforcement of the laws of the Republic of Kazakhstan; expropriation or nationalization of JV Inkai’s properties or Cameco’s interest in JV Inkai; amendments to and uncertainty in the enforcement of government regulation in the Republic of Kazakhstan; termination of JV Inkai’s resource use contract by governmental authorities; geopolitical risk in Kazakhstan and surrounding countries; risk of corruption in Kazakhstan and surrounding countries; risk of sanctions and risk of dealing with sanctioned individuals or entities; production variance from JV Inkai’s resource use contract; procurement and supply chain issues, including with respect to the availability of sulphuric acid; development, filing and acceptance by governmental authorities of updates to JV Inkai’s operations, and the negotiation and execution of any resulting amendments to JV Inkai’s resource use contract; the completion of an expansion to JV Inkai’s processing circuit, including the addition of a pre-dryer and calciner; availability of drilling services and construction services in Kazakhstan; and availability of transportation.

Please also review the discussion in the “Risk Factors” section of our current annual information form and the “Other relevant data and information – Regulatory risks” and “Other relevant data and information – Production and product delivery risks” sections of our technical report “Inkai Operation, Turkestan Region, Republic of Kazakhstan” dated November 12, 2024 for other material risks that could cause actual results to differ significantly from our current expectations, and other material assumptions we have made. Forward-looking information is designed to help you understand management’s current views of our near-term and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

Profile

Cameco is one of the largest global providers of the uranium fuel needed to energize a clean-air world. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations, as well as significant investments across the nuclear fuel cycle, including ownership interests in Westinghouse Electric Company and Global Laser Enrichment. Utilities around the world rely on Cameco to provide global nuclear fuel solutions for the generation of safe, reliable, carbon-free nuclear power. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan, Canada.

As used in this news release, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries unless otherwise indicated.

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Investor inquiries:

Cory Kos

306-716-6782

cory_kos@cameco.com

Media inquiries:

Veronica Baker

306-385-5541

veronica_baker@cameco.com